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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Corautus Genetics Inc.
(Formerly known as GenStar Therapeutics Corporation
and sometimes referred to herein as "CAQ")

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

218139-20-2

(CUSIP Number)

Shawn K. Singh, Esq.
Chief Operating Officer and General Counsel
Cato Holding Company
601 Gateway Boulevard
Suite 1010
South San Francisco, CA  94080-7037
(650) 588-8256

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 218139-20-2

1.	Name of Reporting Person: Cato Holding Company, a North Carolina corporation ("CHC")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*(1)
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.

Source of Funds (See Instructions):
In connection with the merger of Vascular Genetics Inc. ("VGI") with GenStar Therapeutics Corporation ("GenStar") such that CAQ survived the merger, the exchange of shares and options of VGI stock as follows:

CHC - Exchange of 3,384,767 shares of VGI common stock and 1,535,901 shares of VGI
Series C Convertible Preferred Stock

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: CHC - North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: CHC - 7,174,975

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: CHC - 7,174,975[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: CHC - 7,174,975 shares of CAQ common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): CHC - 11.3%

14.	Type of Reporting Person (See Instructions): CHC - CO

CUSIP No. 218139-20-2

1.	Name of Reporting Person: Allen Cato ("AC")

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*(1)
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.

Source of Funds (See Instructions):
In connection with the merger of Vascular Genetics Inc. ("VGI") with GenStar Therapeutics Corporation ("GenStar") such that CAQ survived the merger, the exchange of shares and options of VGI stock as follows:

            AC - Exchange of 35,000 shares of VGI common stock and a nonqualified option to purchase
12,500 shares of VGI common stock.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: AC - USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: AC - 66,301[2]

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: AC - 66,301[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: AC - 66,301 shares of CAQ common stock[2]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): AC - 0.1%[2]

14.	Type of Reporting Person (See Instructions): AC - IN

CUSIP No. 218139-20-2

1.        Pursuant to that certain Stockholders Agreement, dated as of September 12, 2002, each of CHC and AC agreed not to transfer any CAQ stock it or he holds prior to November 2, 2003, except under certain circumstances. Additionally, pursuant to that certain Agreement and Plan of Reorganization by and among VGI, GenStar , and Genesis Acquisition Corp., dated September 12, 2002, as amended, 751,066 shares of the above-listed stock beneficially owned by CHC and 5,113 shares of the above-listed stock beneficially owned by AC will remain in escrow until September 12, 2004, to satisfy potential indemnity obligations of VGI stockholders to GenStar.

2.        As of this reporting date, AC's shares consist of 48,854 shares of CAG common stock that he owns directly, and 17,447 shares of CAQ common stock that he has the right to purchase  within 60 days of February 5, 2003 upon  the exercise of a nonqualified stock option. In addition, as the majority shareholder, director, Chairman and Chief Executive Officer of CHC, AC may be deemed, because of his power to exercise control over CHC, to be the beneficial owner of the CAQ shares owned by CHC as of this reporting date.

CUSIP No. 218139-20-2

Item 1.    Security and Issuer.

Class of Equity Securities:             Common Stock, Par Value $0.001 per share
Name of Issuer:                            Corautus Genetics Inc.
Address of Issuer's
Principal Executive Officers:         10300 Barnes Canyon Road
                                                    San Diego, CA  92121
                                                    (858) 450-5949

Item 2.    Identity and Background.

            For CHC

(a)        The name of the first person filing this statement is Cato Holding Company, a North Carolina corporation ("CHC").

(b)        The address of the principal office and principal place of business of CHC is 4364 South Alston Avenue, Durham, NC 27713-2280.

(c)        CHC is an investment holding company.

(d)        During the past five years, CHC has not been convicted in a criminal proceeding.

(e)        During the past five years, CHC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which CHC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)         North Carolina corporation

For AC

(a)        The name of the second person filing this statement is Allen Cato, an individual ("AC").

(b)        The business address of AC is c/o Cato Holding Company, 4364 South Alston Avenue, Durham, NC 27713-2280.

(c)        AC is the Chairman and Chief Executive Officer of CHC

(d)        During the past five years, AC has not been convicted in a criminal proceeding.

(e)        During the past five years, AC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which AC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)         USA citizen.

CUSIP No. 218139-20-2

For the Other Officers and Directors of CHC

(a)        AC is a director of  CHC and its Chairman and Chief Executive Officer. The other officers and directors of CHC (collectively, the "Other Officers and Directors") are as follows:

            Directors: Lynda Sutton ("LS"), Daniel Cato (son of AC), and Adrian Cato (spouse of AC).

            Officers - LS, President; and Shawn K.  Singh, Chief Operating Officer, General Counsel and Secretary.

(b)        The business address of each of the Other Officers and Directors is c/o Cato Holding Company, 4364 South Alston Avenue, Durham, NC 27713-2280.

(c)        These persons hold the positions specified in clause (a) above, and have as their business address, c/o Cato Holding Company, 4364 South Alston Avenue, Durham, NC 27713-2280.

(d)        During the past five years, none of the Other Officers and Directors has been convicted in a criminal proceeding.

(e)        During the past five years, none of the Other Officers and Directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)         Each Other Officer and Director is a USA citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

For CHC

The source and amount of consideration used to acquire the shares was 3,384,761 shares of VGI common stock and 1,535,901 shares of VGI Series C Convertible Preferred Stock.  See Item 4 below for a description of the transaction.

For AC

The source and amount of consideration used to acquire the shares was 35,000 shares of VGI common stock and an option to acquire 12,500 shares of VGI common stock.  See Item 4 below for a description of the transaction

For the Other Officers and Directors

Of the Other Officers and directors, only LS owns CAQ shares. Specifically she owns 48,854 shares of CAQ common stock directly and has the right to acquire 17,447 shares of CAQ common stock within 60 days of this reporting date upon  the exercise of a nonqualified stock  option. LS does not have the power to control the voting or disposition of the CAQ shares held by any other person and is not the beneficial owner of 5% of CAQ's common stock. The source and amount of consideration LS used to acquire her CAQ shares was 35,000 shares of VGI common stock and a nonqualified option to acquire 12,500 shares of VGI common stock.  See Item 4 below for a description of the transaction.

CUSIP No. 218139-20-2

Item 4.    Purpose of Transaction.

On February 5, 2003, GenStar  completed a merger with VGI  based upon the Agreement and Plan of Reorganization dated as of September 12, 2002, as amended, and related agreements (the "Merger Agreement"), by and among GenStar, GenStar Acquisition Corporation, a wholly owned subsidiary of GenStar, and VGI.  Pursuant to the Merger Agreement, Genesis Acquisition Corporation was merged with and into VGI, with VGI surviving the merger and becoming a wholly owned subsidiary of GenStar (the "Merger"). Upon consummation of the Merger, GenStar changed its name to "CorAutus Genetics Inc."

For CHC

In connection with the Merger, CHC was issued 7,174,975 shares of CAQ common stock, in exchange for CHC's 3,384,761 shares of VGI common stock and 1,535,901 shares of VGI Series C Convertible Preferred Stock. Of these shares, CHC directly received 6,423,909 shares and the remaining 751,066 shares ("CHC Escrow Shares") are held in escrow until September 21, 2004 to satisfy potential indemnity obligations of VGI stockholders to GenStar following the closing of the merger.  In the event the CHC Escrow Shares are not used for such indemnification, the shares will be distributed to CHC. CHC retains voting rights for the CHC Escrow Shares.  Additionally, CHC became party to the Stockholders Agreement, dated as of September 12, 2002, wherein CHC agreed to certain transfer restrictions on the CAQ shares CHC holds.  These transfer restrictions terminate on November 2, 2003.

CHC does not have any plan or intention to acquire additional CAQ shares or to take any steps that would change the organization or operations of CAQ.

For AC

In connection with the Merger, AC was issued 48,854 shares of CAQ common stock, in exchange for AC's 35,000 shares of VGI common stock. Of these shares, AC directly received 43,741 shares and the remaining 5,113 shares ("AC Escrow Shares") are held in escrow until September 21, 2004 to satisfy potential indemnity obligations of VGI stockholders to GenStar following the closing of the merger.  In the event the AC Escrow Shares are not used for such indemnification, the shares will be distributed to AC. AC retains voting rights for the AC Escrow Shares.  Additionally, AC became party to the Stockholders Agreement, dated as of September 12, 2002, wherein AC agreed to certain transfer restrictions on the CAQ shares AC holds.  These transfer restrictions terminate on November 2, 2003.

In addition, to the foregoing, in connection with the Merger AC was issued an option to purchase 17,447 shares of CAQ common stock at an exercise price of $1.08. The option is presently exercisable and expires on September 3, 2012. If AC exercises his option to acquire CAQ common shares, the shares will be subject to the Stockholders Agreement, dated as of September 12, 2002, wherein AC agreed to certain transfer restrictions on the CAQ shares AC holds.  These transfer restrictions terminate on November 2, 2003.

CUSIP No. 218139-20-2

AC does not have any plan or intention to acquire additional shares of CAQ or to take any steps that would change the organization or operations of CAQ.

Item 5.                  Interest in Securities of the Issuer.

For CHC

(a)        Amount beneficially owned:                   7,174,975
            Percent of class:                                       11.3%

(b)        Number of shares as to which the reporting person has:

(i)        Sole power to vote or direct the vote:                                  7,174,975
(ii)       Shared power to vote or direct the vote:                               -0-
(iii)      Sole power to dispose or to direct the disposition:                -0-
(iv)      Shared power to dispose or to direct the disposition:           7,174,975

 (c)        Information contained in Item 4 above is incorporated herein by reference.

 (d)        Not applicable.

 (e)        Not applicable.

For AC

(a)        Amount beneficially owned:                   66.301
            Percent of class:                                    0.1%

(b)        Number of shares as to which the reporting person has:

(i)             Sole power to vote or direct the vote:                                   66,301
(ii)            Shared power to vote or direct the vote:                               -0-
(iii)            Sole power to dispose or to direct the disposition:                -0-
(iv)            Shared power to dispose or to direct the disposition:            66,301

(c)        Information contained in Item 4 above is incorporated herein by reference.

(d)        Not applicable.

(e)        Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to that certain Stockholders Agreement, dated as of September 12, 2002, each of CHC and AC agreed to not transfer any shares of CAQ stock it holds prior to November 2, 2003, except in certain limited circumstances. Additionally, pursuant to that certain Agreement and Plan of Reorganization by and among VGI, GenStar , and Genesis Acquisition Corp., dated September 12, 2002, as amended, 751,066 shares and 17,447 shares, respectively, of CAQ stock are held in escrow until September 12, 2004 to satisfy potential indemnity obligations of CHC and AC, respectively to CAQ.

CUSIP No. 218139-20-2

Other than as described above or elsewhere in this Schedule 13D, including its exhibits, to the knowledge of each of CHC and AC, there are no contracts, arrangements, understandings or relationships among such person (as previously named in Item 2) and other persons with respect to any securities of the Company.

Item 7.            Material to Be Filed as Exhibits.

Exhibit 7.1

Agreement and Plan of Reorganization, dated as of September 12, 2002, as amended, by and among GenStar, Genesis Acquisition Corporation and VGI (included as Annex A-1 to the GenStar Proxy Statement/Prospectus dated December 19, 2002 included in GenStar's Registration Statement on Form S-4/A (Registration No. 333-101606), and incorporated herein by this reference).

Exhibit 7.2

Stockholders Agreement, dated September 12, 2002, by and among GenStar, Genesis Acquisition Corporation, VGI, and certain VGI stockholders (included as Exhibit 99.9 to GenStar's Registration Statement on Form S-4/A dated December 19, 2002 (Registration No. 333-101606), and incorporated herein by this reference).

Exhibit 7.3

Form of Escrow Agreement, by and among GenStar, Genesis Acquisition Corporation, VGI, Century Capital Associates LLC, and U.S. Bank Trust National Association (included as Exhibit 2.9 to GenStar's Registration Statement on Form S-4/A dated December 19, 2002 (Registration No. 333-101606), and incorporated herein by this reference).

CUSIP No. 218139-20-2

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Cato Holding Company
Date: February 19, 2003	/s/ Allen Cato Allen Cato, Chief Executive Officer

Date: February 19, 2003	/s/ Allen Cato Allen Cato, Individually